Third Interim Report
For The Nine Months Ended September 30, 2003

TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to announce its financial and operatingresults for the nine month period ended September 30, 2003.All dollar values are expressed in United Statesdollars unless otherwise stated. Conversion of natural gas to oil is made on the basis of 6,000 cubic feet ofnatural gas being equivalent to one barrel of oil.

HIGHLIGHTS
•			American Stock Exchange (“AMEX”) listing approved - new symbol is “TGA”
•			Record production of 2,698 Boepd in Q3 2003
•			Successful western extension of Tasour field (Tasour #10 and #11), Block 32, Republic of Yemen
•			Tasour #10 producing 1,200 Bopd (July 2003) and Tasour #11 producing 6,000 Bopd (October 2003), Block 32, Republic of Yemen
•			Declaration of Commerciality, Approval of Development Plan and Area (October 2003), Block S-1,Republic of Yemen
•			100% success on Canadian exploration program (five gas wells, one oil well)

FINANCIAL AND OPERATING UPDATE

	Three Months Ended September 30			Nine Months Ended September 30
Financial	2003	2002	Change	2003	2002	Change
Oil and gas sales, net of royalties	4,158,664	2,964,411	40%	12,673,263	7,794,741	63%
Operating expense	828,339	503,202	65%	2,585,064	1,379,642	87%
General and administrative expense	168,271	141,586	19%	783,278	546,371	43%
Depletion and depreciation	1,902,000	1,138,000	67%	4,961,000	3,094,000	60%
Income taxes	928,794	182,034	410%	1,795,962	588,560	205%
Cash flow from operations	2,192,540	2,111,302	4%	7,452,511	5,329,060	40%
Basic and diluted per share	0.04	0.04		0.14	0.10
Net income	290,540	1,040,470	(72)%	2,491,511	2,228,598	12%
Basic and diluted per share	0.01	0.02		0.05	0.04
Capital expenditures	3,445,093	1,739,731	98%	10,218,579	3,929,637	160%
Working capital				2,137,398	2,938,267	(27)%
Common shares outstanding
Basic (weighted average)				51,948,638	51,434,361
Diluted (weighted average)				53,091,318	51,926,087

Production
Oil and liquids (Bpd)	2,514	1,460	72%	2,400	1,450	66%
Average price ($ per barrel)	27.97	27.26	3%	27.79	24.38	14%
Gas (Mcfpd)	1,105	816	35%	1,030	925	11%
Average price ($ per Mcf)	5.24	2.27	131%	5.47	2.42	126%
Total (Boed) (6 : 1)	2,698	1,596	69%	2,572	1,604	60%
Operating expense ($ per Boe)	3.34	3.43	(3)%	3.68	3.15	17%

EXPLORATION UPDATE

Block 32, Republic of Yemen (13.81087% working interest)

During the third quarter, a significant western extension of the Tasour field was tested with Tasour #10 and further appraised with Tasour #11. The Tasour #10 well found oil in the main Qishn S-1A producing zone. The well was placed on production in July 2003 at a rate of approximately 1,200 barrels of oil and 3,750 barrels of water per day. This discovery has extended the mapped Tasour field length from 3.3 kilometers to approximately 6.8 kilometers. The Tasour #11 well was completed as an oil well and placed on production in late October 2003 at an initial rate of approximately 6,000 barrels of oil and 3,000 barrels of water per day.

Further development drilling in the western extension is planned for 2004. The re-mapping of the Tasour field now shows a possible eastern extension which will be tested during 2004.

Block S-1, Republic of Yemen (25% working interest)

On October 14, 2003 the Company announced the Declaration of Commerciality and the request for Conversion to a Development Area and a Development Plan for Block S-1. On October 15, 2003 the Ministry of Oil and Minerals approved the Block S-1 Development Plan and Development Area of approximately 1,152 square kilometers (285,000 acres). The Development Area encompasses all of the An Naeem, Harmel and An Nagyah discoveries as well as several additional prospects that could be drilled in the future. The Development/Production period will extend until 2023 with an optional five year extension also possible.

The initial field development is focused on the An Nagyah light oil pool which was discovered and appraised during the 2002/2003 drilling program. The plan provides for early production commencing in the first quarter of 2004 by trucking up to 2,500 Bopd (625 Bopd to TransGlobe) from existing wells. Concurrently, construction of a central production facility at An Nagyah and a 28 kilometer (18 mile) 8 inch pipeline to the Jannah Hunt Halewah export pipeline is planned during 2004, with an anticipated completion by early 2005. The pipeline capacity would be in excess of 30,000 Bopd to allow future discoveries to be placed on stream quickly. The central production facility will be designed with an initial capacity of 10,000 Bopd (2,500 Bopd to TransGlobe). It is expected that the An Nagyah field development will consist of 13 wells to delineate and produce the field. Development/appraisal drilling is expected to commence on the An Nagyah field in the first half of 2004. The total number of wells will be adjusted as additional reservoir information is obtained from new drilling.

In addition to the An Nagyah field development, the Block S-1 Joint Venture Group plans to drill an appraisal well on the Harmel medium gravity oil discovery and to evaluate the An Naeem gas condensate discovery for a potential condensate gas cycling project. The Harmel appraisal well is expected to be drilled in 2004. It is anticipated that the Harmel pilot production project will commence after the An Nagyah field has been developed.

Canada

To date, six wells have been drilled or re-completed resulting in five gas wells and one oil well. With the addition of the new wells, TransGlobe expects Canadian production will exit 2003 at 1,000 Boepd, if the new wells can be placed on production by the end of the fourth quarter. This represents a 400% increase compared to 2002. Pipeline tie-in applications are in progress and several construction projects are underway, which are expected to continue through November/December 2003.

The Company plans to drill up to six additional wells during the balance of the year. All the prospects are primarily focused towards natural gas. Successful wells could be on production quickly as the prospects are near existing infrastructure and can be accessed year round.

To date in 2003, the Company has acquired mineral rights on 10,000 net acres and farmed-in on an additional 5,600 (2,900 net) acres. The Company plans to acquire additional mineral rights and is negotiating several farm-in proposals. The majority of the land is located in Central Alberta on three main prospects, of which two are new focus areas for the Company. The drilling of these mineral rights is anticipated to continue into next year with up to ten wells planned for 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim financial statements for the three months and nine months ended September 30, 2003 and 2002 and the audited financial statements and MD&A for the year ended December 31, 2002 included in the Company’s annual report. All dollar values are expressed in United States dollars unless otherwise stated.

Operating Results

Production

In Yemen Block 32, production from the Tasour field averaged 17,783 Bopd (2,456 Bopd to TransGlobe) during the third quarter of 2003 compared to 10,303 Bopd (1,423 Bopd to TransGlobe) during the third quarter of 2002. Production increases are attributed to the new wells (Tasour #7, #8, #9 and #10) drilled to develop the southern and western extension of the Tasour field. The Tasour field has produced at peak rates in excess of 23,000 Bopd (3,177 Bopd to TransGlobe) during November with the addition of Tasour #11. It is expected that production from the Tasour field will average approximately 16,000 Bopd (2,210 Bopd to TransGlobe) for the year 2004, which is consistent with the predicted natural declines for the field.

Production from Canada averaged 242 Boepd (76% natural gas) during the third quarter of 2003 compared to 173 Boepd during the third quarter of 2002. One new gas well at Nevis was placed on production part way through this quarter. It is expected that production in Canada will average approximately 1,000 Boepd for the year 2004.

Financial

Net income and cash flow from operations for the nine months 2003 increased 12% to $2,491,511 and 40% to $7,452,511 respectively, mainly as a result of increased production (up 60%) and increased commodity prices (up 21% per Boe). Net income for the third quarter 2003 was $290,540 ($0.01 per share) compared to a net income of $1,040,470 ($0.02 per share) in the third quarter 2002 with cash flow from operations of $2,192,540 ($0.04 per share) compared to $2,111,302 ($0.04 per share) in the third quarter 2002. With cash flow remaining fairly constant in the third quarter the decrease in net income is mainly attributed to the increase in depletion and depreciation expense. Depletion and depreciation expense is expected to decrease in the fourth quarter with the addition of new reserves anticipated in the year end evaluation.

Cash flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital. Cash flow from operations may not be comparable to similar measures used by other companies.

Revenue net of royalties increased 40% to $4,158,664 for the third quarter 2003 compared to $2,964,411 for the same period in 2002. In the third quarter 2003, revenues net of royalties were $3,559,901 and $598,763 from Yemen and Canada respectively. In the same period 2002, revenues net of royalties amounted to $2,750,801 in Yemen and $213,610 in Canada.

In Yemen, revenues net of royalties in the third quarter 2003 increased 29% compared to the third quarter 2002 due to a 73% increase in production and a 2% increase in oil prices. Revenues net of royalties were reduced by an increase in royalty costs. The Block 32 Joint Venture Group recovered all of its historical cost pools in the second quarter 2003, thereby reducing cost oil and increasing the production sharing oil which is shared with the Yemen government. The average oil price for the Company’s production in Yemen for the third quarter 2003 was $28.05 per barrel compared to $27.40 in the third quarter 2002. Oil production from the Tasour field in Yemen is marketed by Nexen Marketing International Ltd. and the oil price is based on an average dated Brent price less a quality/transportation differential between the dated Brent blend and the Yemen Masila crude oil blend.

During the second quarter of 2003 the Company shifted from maximum cost oil recovery to production sharing oil. The Block 32 Joint Venture Group share of the oil produced has reduced from approximately 71% after royalty and taxes during maximum cost oil recovery to a range of approximately 40% to 50% after royalty and taxes depending on commodity prices, operating costs and future capital expenditures. During the third quarter 2003 the Joint Venture Group’s share of production after royalty and taxes was approximately 42% compared to approximately 71% in the comparable period in 2002.

In Canada, revenue net of royalties in the third quarter increased due to 131% increase in gas prices, a 12% increase in oil and liquids prices and a 29% increase in production compared to the third quarter 2002. Gas prices averaged $5.24 per Mcf in Canada for the third quarter in 2003 and $2.27 per Mcf for the same period in 2002. Oil and liquids prices in Canada averaged $24.73 per barrel for the third quarter of 2003 and $22.07 per barrel for the same period 2002.

Operating costs of $828,339 averaged $3.34 per Boe in the third quarter 2003 compared to $503,202 ($3.43 per Boe) in the third quarter 2002. The overall increase is mainly a result of higher production volumes. The pipeline transportation tariff paid to the Ministry of Oil and Minerals increased $0.40 per barrel in the second quarter 2003. This increase was scheduled upon recovery of historical cost pools, which occurred in the second quarter 2003. Operating costs in Yemen averaged $2.94 per barrel in the third quarter 2003 (Canada was $7.41 per Boe). Operating costs for the nine months in 2003 increased 17% per Boe compared to 2002 as a result of increased water handling, increased workover expenses and increased transportation fees on Yemen Block 32.

General and administrative expense was $168,271 ($0.68 per Boe) for the three month period ended September 30, 2003 as compared to $141,586 ($0.96 per Boe) in the comparable period 2002. The reduction on a Boe basis is a result of increased production volumes during the quarter. During the nine months 2003, general and administrative expenses increased to $783,278 ($1.12 per Boe) from $546,371 ($1.25 per Boe) in the comparable period in 2002.

Depletion and depreciation was $1,902,000 for the third quarter 2003 compared to $1,138,000 in the same period 2002. The increase is attributable to the inclusion of additional costs in the depletable base in the Republic of Yemen and record production rates without any corresponding increase in the proven reserves attributable to field performance and these expenditures. It is anticipated that proven reserves will increase when the independent reserve evaluation is completed at year end. In Yemen, unproven properties in the amount of $11,041,263 were excluded from costs subject to depletion and depreciation. This amount represents a portion of the costs incurred on Block S-1. These costs will be included in the depletable base as Block S-1 is developed or as impairment is determined. Depletion and depreciation increased to $4,961,000 for the nine months 2003 compared to $3,094,000 for the nine months 2002, reflecting the increase in the depletable costs in the Republic of Yemen. It is expected that the depletion and depreciation expense will decrease in the fourth quarter when the independent reserve evaluation is completed.

Current income tax expense in the amount of $928,794 in the third quarter 2003 represents income taxes incurred and paid under the laws of the Republic of Yemen pursuant to the Production Sharing Agreement on Block 32 compared to $249,202 in the same period 2002. The current income tax increase is due to increased revenues from Block 32 in the Republic of Yemen and increases in production sharing oil. The government’s share of production sharing oil includes royalties and income taxes.

Capital Expenditures

Capital expenditures in the third quarter 2003 were $1,811,707 and $1,633,386 in Yemen and Canada respectively compared to $1,451,018 and $288,713 in Yemen and Canada respectively in third quarter 2002. Expenditures in Yemen in the third quarter 2003 on Block 32 of $910,468 were primarily for drilling and completing Tasour #10 and partial drilling on Tasour #11 and the Tasour high pressure water injection. The two final payments totalling $360,000 for a 4% working interest in Block 32 (acquisition announced in 2000) were made when the Tasour field reached cumulative production of 11 million and 12 million barrels during the quarter. No further payments are required. Block S-1 expenditures in Yemen of $901,239 were primarily for An Nagyah #4 long term production test, early production facilities and contractual bonus payments.

Canadian capital expenditures in the third quarter 2003 of $1,633,386 relate mainly to the drilling and completing of five successful wells (4 gas, 1 oil) and one re-completion (gas). In addition 1,900 net acres of new oil and gas lease rights were acquired in the quarter.

Liquidity and Capital Resources

Funding for the Company’s capital expenditures in the third quarter 2003 was provided by cash flow from operations and working capital.

At September 30, 2003, the Company had working capital of $2,137,398, no debt, a revolving credit facility of Cdn$2,500,000 and an acquisition credit facility of Cdn$2,000,000.

The Company expects to fund the balance of its 2003 capital expenditure program (fourth quarter budgeted at $4,300,000) through the use of working capital and cash flow from operations.

The Company expects to fund the 2004 capital expenditure program (budgeted at $20,000,000) through the use of working capital, cash flow from operations, debt and equity financing as required.

Commitments and Contingencies

The Company has entered into a fixed price natural gas sales contract for 500 GJ/day (approximately 500 Mcfpd, or less than 50% of gas production) at a price of Cdn$7.65/GJ for the period March 1, 2003 to November 1, 2003.

On behalf of the Board

Ross G. Clarkson
President & Chief Executive Officer
November 12, 2003

Consolidated Statements of Operations

(Unaudited - Expressed in U.S. Dollars)

	Three Months Ended Sept. 30		Nine Months Ended Sept. 30
	2003	2002	2003	2002

REVENUE
Oil and gas sales, net of royalties	$4,158,664	$2,964,411	$12,673,263	$7,794,741
Other income	4,231	6,081	10,100	41,926

	4,162,895	2,970,492	12,683,363	7,836,667

EXPENSES
Operating	828,339	503,202	2,585,064	1,379,642
General and administrative	168,271	141,586	783,278	546,371
Foreign exchange loss (gain)	44,948	(41,527)	66,409	(15,767)
Interest	3	6,727	139	15,263
Depletion and depreciation	1,902,000	1,138,000	4,961,000	3,094,000

	2,943,561	1,747,988	8,395,890	5,019,509

Net income before income taxes	1,219,334	1,222,504	4,287,473	2,817,158
Income taxes - future	-	(67,168)	-	(67,168)
- current	928,794	249,202	1,795,962	655,728

NET INCOME	290,540	1,040,470	2,491,511	2,228,598

Deficit, beginning of period	(10,097,338)	(16,536,570)	(12,298,309)	(17,724,698)

DEFICIT, END OF PERIOD	$(9,806,798)	$(15,496,100)	$(9,806,798)	$(15,496,100)

Net income per basic and
diluted share (Note 3)	$0.01	$0.02	$0.05	$0.04

Consolidated Balance Sheets

(Expressed in U.S. Dollars)

	September 30, 2003	December 31, 2002
	(Unaudited)

ASSETS
Current
Cash	$3,932,121	$2,595,170
Accounts receivable	1,183,866	2,984,000
Prepaid expenses	99,486	88,837
	5,215,473	5,668,007
Capital assets
Republic of Yemen	17,879,103	15,066,835
Canada	6,117,616	3,651,305
	23,996,719	18,718,140

	$29,212,192	$24,386,147

LIABILITIES
Current
Accounts payable and accrued liabilities	$3,078,075	$919,074
Provision for site restoration and abandonment	143,209	122,209
	3,221,284	1,041,283

SHAREHOLDERS’ EQUITY
Share capital (Note 2)	35,797,706	35,643,173
Deficit	(9,806,798)	(12,298,309
	25,990,908	23,344,864

	$29,212,192	$24,386,147

APPROVED BY THE BOARD

Consolidated Statements of Cash Flows

(Unaudited - Expressed in U.S. Dollars)

	Three Months Ended Sept. 30		Nine Months Ended Sept. 30
	2003	2002	2003	2002

CASH FLOWS RELATED TO THE
FOLLOWING ACTIVITIES:

OPERATING
Net income	$290,540	$1,040,470	$2,491,511	$2,228,598
Items not involving cash:
Performance bonus expense
paid in shares	-	-	-	73,630
Depletion and depreciation	1,902,000	1,138,000	4,961,000	3,094,000
Future income taxes	-	(67,168)	-	(67,168)
Cash flow from operations	2,192,540	2,111,302	7,452,511	5,329,060
Changes in non-cash working capital	501,926	(471,810)	2,582,411	(914,966)
	2,694,466	1,639,492	10,034,922	4,414,094

FINANCING
Issue of share capital	-	-	195,800	(308)
Repurchase of share capital0	-	-	(41,267)	-
Revolving demand loan (repayment)	-	(1,071,758)	-	-
	-	(1,071,758)	154,533	(308)

INVESTING
Purchase of capital assets
Republic of Yemen	(1,811,707)	(1,451,018)	(7,303,268)	(3,228,337)
Canada	(1,633,386)	(288,713)	(2,915,311)	(701,300)
Proceeds on disposal of oil
and gas properties	-	156,805	-	156,805
Changes in non-cash working capital	1,139,413	559,691	1,366,075	202,422
	(2,305,680)	(1,023,235)	(8,852,504)	(3,570,410)

NET INCREASE (DECREASE) IN CASH	388,786	(455,501)	1,336,951	843,376

CASH, BEGINNING OF PERIOD	3,543,335	2,473,723	2,595,170	1,174,846

CASH, END OF PERIOD	$3,932,121	$2,018,222	$3,932,121	$2,018,222

Supplemental Disclosure:
Cash interest paid	$3	$6,727	$139	$15,263
Cash taxes paid	$928,794	$249,202	$1,795,962	$655,728

Notes to the Consolidated Financial Statements

1. Basis of presentation

The interim consolidated financial statements of TransGlobe Energy Corporation (“TransGlobe” or the “Company”) for the three month and nine month periods ended September 30, 2003 and 2002 have been prepared by management in accordance with accounting principles generally accepted in Canada on the same basis as the audited consolidated financial statements as at and for the year ended December 31, 2002. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in TransGlobe’s annual report for the year ended December 31, 2002.

2. Share capital

The Company is authorized to issue 500,000,000 common shares with no par value.

Continuity of common shares	2003
	Shares	Amount
Balance, December 31, 2002	51,494,801	$35,643,173
Share options exercised	890,000	195,800
Shares repurchased	(100,000)	(41,267)

Balance, September 30, 2003	52,284,801	$35,797,706

Continuity of stock options	2003
Balance, December 31, 2002	3,624,500
Granted	120,000
Exercised	(890,000)
Expired	-
Balance, September 30, 2003	2,854,500

The Company accounts for its stock-based compensation plans using the intrinsic-value of the options granted whereby no costs have been recognized in the financial statements for stock options granted to employees and directors at market values. Effective January 1, 2002 under Canadian generally accepted accounting principles, the impact of using the fair value method on compensation costs and recorded net earnings must be disclosed. If the fair value method had been used, the Company’s net earnings per share would approximate the following pro forma amounts (the pro forma amounts shown do not include the compensation costs associated with stock options granted prior to January 1, 2002):

	Three Months Ended Sept. 30		Nine Months Ended Sept. 30
	2003	2002	2003	2002
Compensation costs	$5,500	$65,000	$131,500	$75,000

Net earnings:
As reported	$290,540	$1,040,470	$2,491,511	$2,228,598
Pro forma	$285,040	$975,470	$2,360,011	$2,153,598

Net earnings per common share:
As reported - basic and diluted	$0.01	$0.02	$0.05	$0.04
Pro forma - basic	$0.01	$0.02	$0.05	$0.04
- diluted	$0.01	$0.02	$0.05	$0.04

The fair value of each option granted is determined on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants as follows:

Risk free interest rate (%)				5.40
Expected lives (years)				2.50
Expected volatility (%)				97.01
Dividend per share				0.00

3. Per share amounts

The weighted average number of common shares and diluted common shares outstanding during the nine months ended September 30, 2003 was 51,948,638 (2002 - 51,434,361) and 53,091,318 (2002 - 51,926,087), respectively.

4.    Segmented information

	Three Months Ended Sept. 30		Nine Months Ended Sept. 30
	2003	2002	2003	2002

Oil and gas sales, net of royalties
Republic of Yemen	$3,559,901	$2,750,801	$10,969,310	$7,088,656
Canada	598,763	213,610	1,703,953	706,085
	4,158,664	2,964,411	12,673,263	7,794,741

Operating
Republic of Yemen	663,350	390,025	2,142,784	1,025,540
Canada	164,989	113,177	442,280	354,102
	828,339	503,202	2,585,064	1,379,642

Depletion and depreciation
Republic of Yemen	1,691,000	1,065,000	4,491,000	2,864,000
Canada	211,000	73,000	470,000	230,000
	1,902,000	1,138,000	4,961,000	3,094,000

Segmented operations	1,428,325	1,323,209	5,127,199	3,321,099
Other income	4,231	6,081	10,100	41,926
General and administrative	168,271	141,586	783,278	546,371
Foreign exchange loss (gain)	44,948	(41,527)	66,409	(15,767)
Interest	3	6,727	139	15,263
Income taxes	928,794	182,034	1,795,962	588,560
Net income	$290,540	$1,040,470	$2,491,511	$2,228,598

Corporate Information

OFFICERS AND DIRECTORS	TRANSFER AGENT & REGISTRAR

Robert A. Halpin	Computershare Trust Company of Canada
Director, Chairman of the Board	Calgary, Toronto, Vancouver

Ross G. Clarkson	LEGAL COUNSEL
Director, President & CEO
Burnet, Duckworth & Palmer
Lloyd W. Herrick	Calgary, Alberta
Director, Vice President & COO
BANKER
Erwin L. Noyes
Director	National Bank of Canada
Calgary, Alberta
Geoffrey C. Chase
Director	AUDITOR

David C. Ferguson	Deloitte & Touche, LLP
Vice President, Finance, CFO & Secretary	Calgary, Alberta

EVALUATION ENGINEERS
EXECUTIVE OFFICES
Fekete Associates Inc.
TransGlobe Energy Corporation	Calgary, Alberta
#2900, 330-5th Avenue S.W.
Calgary, Alberta, Canada, T2P 0L4	Outtrim Szabo Associates Ltd.
Calgary, Alberta
Telephone: (403) 264-9888
Facsimile: (403) 264-9898	STOCK EXCHANGE LISTINGS
Website: www.trans-globe.com
E-mail: trglobe@trans-globe.com	TSX: TGL
AMEX: TGA

The above includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

                                                                                                                                        TransGlobe Energy Corporation
                                                                                                                                        #2900, 330-5th Avenue S.W.
                                                                                                                                        Calgary, Alberta, Canada,   T2P 0L4

                                                                                                                                        Telephone:       (403) 264-9888
                                                                                                                                        Facsimile:        (403) 264-9898
                                                                                                                                        Website: www.trans-globe.com
                                                                                                                                        E-mail: trglobe@trans-globe.com